CAPITAL BEVERAGE CORPORATION 120 Rio Vista Drive Norwood, NJ 07648

August 26, 2008

Securities and Exchange Commission ATTN: Brian K. Bhandari Branch Chief, Office of Beverages, Apparel and Health Care Services 100 F Street, North East Washington, DC 20549 Mail Stop 3561

RE: Capital Beverage Corporation Form 10-K/A for Fiscal Year Ended December 31, 2007 File No. 001-13181

Ladies and Gentlemen:

Capital Beverage Corporation., a Delaware corporation (“Capital Beverage”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”), this letter reflecting Capital Beverage’s responses to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. Carmine Stella dated August 13, 2008 regarding Capital Beverage’s Annual Report on Form 10-K/A filed on August 12, 2008. The responses set forth below have been organized in the same manner in which the Staff’s comments were presented in the Staff’s letter.

Item 9A. Controls and Procedure

Staff Comment 1:           We note that in your amended Form 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

Response to Staff Comment 2: The Form 10-K has been further amended to disclose management’s revised conclusion on the effectiveness of its disclosure controls and procedures as of the end of the fiscal year and any remediation plans that will be enacted.

As requested by the Staff, Capital Beverage hereby acknowledges as follows:

1.	Capital Beverage is responsible for the adequacy and accuracy of the disclosures in the filing;

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2.

Capital Beverage understands that Staff comments or Capital Beverage’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Capital Beverage’s filing; and

3.	Capital Beverage understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 201-679-6752 should you require additional information or have questions regarding this letter.

Very truly yours,

CAPITAL BEVERAGE CORPORATION

By: /s/ Carmine Stella Carmine Stella, President, Chief Executive Officer and Chairman of the Board of Directors cc: Steven F. Wasserman, Esquire, Brown Rudnick LLP